SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                               SCHEDULE 13D/A

                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934


                                Casmyn Corp.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 1476191002
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 14, 1998
           (Date of Event Which Requires Filing of This Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                       (continued on following pages)





   CUSIP No. 1476191002               Schedule 13D/A (Amendment No. 1)


   1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
             Global Capital Management, Inc./FEIN 41-1625323

   2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                          (b) [  ]

   3)   SEC Use Only

   4)   Source of Funds
             WC

   5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)             [  ]

   6)   Citizenship or Place of Organization
             Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

        7)   Sole Voting Power
             12,228,389 as of October 14, 1998
             10,878,389 as of February 17, 1999

        8)   Shared Voting Power
             0

        9)   Sole Dispositive Power
             12,228,389 as of October 14, 1998
             10,878,389 as of February 17, 1999

        10)  Shared Dispositive Power
             0

   11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,228,389 as of October 14, 1998
             10,878,389 as of February 17, 1999

   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        [  ]

   13)  Percent of Class Represented by Amount in Row (11)
             5.6% as of October 14, 1998
             4.9% as of February 17, 1999

   14)  Type of Reporting Person
             CO



                              Page 2 of 6 Pages





                               SCHEDULE 13D/A
                              (Amendment No. 1)

        This Amendment No. 1 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $0.04 per share ("Common Stock"), of Casmyn Corp., a Colorado corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

   Item 5.   Interest in Securities of the Issuer.

             Item 5(a) is amended by adding the following:

             (a)  Without modifying the description set forth in this
                  Item 5(a):

                  (1) On October 14, 1998, Global sold all of its Preferred Stock holdings back to the Issuer. As a result of that transaction, Global was the beneficial owner only of 12,228,389 shares of Common Stock as of that date. Based upon the Issuer's Form 10-Q for the quarter ended June 30, 1998, the Issuer had 218,340,018 shares of Common Stock outstanding as of August 12, 1998. Based upon that number of shares, Global would be deemed as of October 14, 1998 to be the beneficial owner of 5.6% of the Issuer's outstanding Common Stock.

                  (2) As of the date hereof, Global is the beneficial owner of 10,878,389 shares of Common Stock. Based upon the Issuer's Form 10-Q for the quarter ended June 30, 1998, the Issuer had 218,340,018 shares of Common Stock outstanding as of August 12, 1998. Based upon that number of shares, Global would be deemed as of the date hereof to be the beneficial owner of 4.9% of the Issuer's outstanding Common Stock.

        Item 5(c) is amended by adding the following:

        (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to October 14, 1998. Schedule A describes each transaction in Common Stock effected by the Investors during the sixty (60) days prior to (and including) February 17, 1999. All such transactions were executed on the OTC Bulletin Board system.

                              Page 3 of 6 Pages





        Item 5(e) is amended to read as follows:

        (e) Global ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock as of February 17, 1999.
















































                              Page 4 of 6 Pages





                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date:  February 24, 1999         GLOBAL CAPITAL MANAGEMENT, INC.



                                     By:  /s/ John D. Brandenborg
                                          ---------------------------
                                          Name:  John D. Brandenborg
                                          Title: President






































                              Page 5 of 6 Pages





                                 SCHEDULE A


   Transaction Date         Transacting Party          Transaction         Quantity         Price
   ----------------         -----------------          -----------         --------         -----
        2/17/99            Merced Partners, L.P.           Sell             700,000         $.003














































                              Page 6 of 6 Pages